Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management uses the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as its framework for evaluating ICFR. Based on the procedures performed as of June 30, 2026, management has not identified any material weakness in the Group’s ICFR.

The Board of Directors, through its Audit and Risk Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit and Risk Committee comprises four independent non-executive directors. This Committee meets periodically with management, our independent registered public accounting firm and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited or reviewed by the Group’s independent registered public accounting firm.

The unaudited condensed consolidated interim financial statements for the period ended June 30, 2026 were approved by the Board of Directors and signed on its behalf on August 10, 2026.

(Signed) J.M. Learmonth	(Signed) R.I. Jerrard

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the		Three months ended June 30,		Six months ended June 30,
Unaudited	Note	2026	2025	2026	2025
Revenue		75,914	65,309	142,347	121,487
Royalty		(3,899)	(3,507)	(9,525)	(6,278)
Production costs	6	(28,702)	(23,954)	(53,522)	(46,576)
Depreciation		(4,131)	(4,042)	(8,017)	(7,901)
Gross profit		39,182	33,806	71,283	60,732
Net foreign exchange loss	7	(2,231)	(1,026)	(1,873)	(2,278)
Administrative expenses	8	(5,573)	(4,363)	(10,623)	(8,961)
Fair value gain (loss) on derivative financial instruments	9	11,501	—	15,496	(1,592)
Equity-settled share-based payments expense	10.2	(253)	(226)	(412)	(82)
Cash-settled share-based payments expense	10.1	(84)	(285)	(108)	(443)
Other expenses	11	(874)	(1,103)	(2,176)	(1,946)
Other income		37	75	98	141
Profit on the sale of non-current assets held for sale		—	8,540	—	8,540
Operating profit		41,705	35,418	71,685	54,111
Finance income	12	267	121	1,230	127
Finance cost	12	(1,311)	(602)	(4,958)	(1,502)
Profit before tax		40,661	34,937	67,957	52,736
Tax expense		(10,641)	(11,341)	(19,024)	(17,977)
Profit for the period		30,020	23,596	48,933	34,759

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		411	239	104	446
Total comprehensive income for the period		30,431	23,835	49,037	35,205

Profit attributable to:
Owners of the Company		23,806	20,487	39,659	29,402
Non-controlling interests		6,214	3,109	9,274	5,357
Profit for the period		30,020	23,596	48,933	34,759

Total comprehensive income attributable to:
Owners of the Company		24,217	20,726	39,763	29,848
Non-controlling interests		6,214	3,109	9,274	5,357
Total comprehensive income for the period		30,431	23,835	49,037	35,205

Earnings per share
Basic earnings per share ($)		1.36	1.06	2.16	1.50
Diluted earnings per share ($)		1.36	1.06	2.16	1.50

The accompanying notes on pages 7 to 38 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “R.I. Jerrard”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at		June 30,	December 31,
Unaudited	Note	2026	2025
Assets
Exploration and evaluation assets	13	27,307	103,829
Property, plant and equipment	14	293,243	204,538
Right of use assets		857	1,089
Deferred tax asset		323	230
Derivative financial assets	9.1	14,282	7,273
Total non-current assets		336,012	316,959

Income tax receivable		—	8
Inventories	15	27,920	26,828
Derivative financial assets	9.1	2,286	954
Trade and other receivables	16	7,739	11,871
Prepayments	17	16,733	14,537
Fixed term deposit		—	5,000
Cash and cash equivalents	18	171,784	35,738
Total current assets		226,462	94,936
Total assets		562,474	411,895

Equity and liabilities
Share capital	19	166,872	166,329
Reserves		138,423	138,254
Retained loss		(11,355)	(45,586)
Equity attributable to shareholders of the parent		293,940	258,997
Non-controlling interests		29,663	24,549
Total equity		323,603	283,546

Liabilities
Deferred tax liabilities		51,679	51,015
Provisions	20	10,238	9,722
Loans and borrowings	21	455	1,074
Bonds	22	9,733	3,981
Convertible senior notes	23	98,296	—
Derivative financial liabilities	9.2	27,375	—
Cash-settled share-based payment liabilities	10.1	933	1,294
Lease liabilities		665	911
Total non-current liabilities		199,374	67,997

Cash-settled share-based payment liabilities	10.1	569	1,116
Income tax payable		3,566	351
Lease liabilities		270	268
Loans and borrowings	21	1,455	6,706
Bonds	22	1,973	7,760
Trade and other payables	24	27,649	32,253
Bank overdrafts	18	4,015	11,898
Total current liabilities		39,497	60,352
Total liabilities		238,871	128,349
Total equity and liabilities		562,474	411,895

The accompanying notes on pages 7 to 38 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited					Equity-
			Foreign		settled			Non-
			currency		share-based			controlling
		Share	translation	Contributed	payment	Retained		interests
	Note	capital	reserve	surplus	reserve	loss	Total	(“NCI”)	Total equity
Balance January 1, 2025		165,408	(10,525)	132,591	16,399	(89,996)	213,877	20,587	234,464
Transactions with owners:
Dividends		—	—	—	—	(5,405)	(5,405)	(2,721)	(8,126)
Share-based payments:
Shares issued on settlement of incentive plan awards - cash-settled	10.1	60	—	—	—	—	60	—	60
Shares issued on settlement of incentive plan awards - equity-settled	10.2	766	—	—	(808)	—	(42)	—	(42)
Equity-settled share-based expense	10.2	—	—	—	94	—	94	—	94
Total comprehensive income:
Profit for the period		—	—	—	—	29,402	29,402	5,357	34,759
Other comprehensive income for the period		—	446	—	—	—	446	—	446
Balance at June 30, 2025		166,234	(10,079)	132,591	15,685	(65,999)	238,432	23,223	261,655

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

(in thousands of United States Dollars, unless indicated otherwise)

					Equity-
			Foreign		settled			Non-
			currency		share-based			controlling
		Share	translation	Contributed	payment	Retained		interests
	Note	capital	reserve	surplus	reserve	loss	Total	(“NCI”)	Total equity
Balance January 1, 2026		166,329	(9,416)	132,591	15,079	(45,586)	258,997	24,549	283,546
Transactions with owners:
Dividends		—	—	—	—	(5,428)	(5,428)	(4,160)	(9,588)
Share-based payments:
Share issued on settlement of incentive plan awards - cash-settled	10.1	192	—	—	—	—	192	—	192
Equity-settled share-based expense	10.2	—	—	—	579	—	579	—	579
Shares issued on settlement of incentive plan awards - equity-settled	10.2	351	—	—	(514)	—	(163)	—	(163)
Total comprehensive income:
Profit for the period		—	—	—	—	39,659	39,659	9,274	48,933
Other comprehensive income for the period		—	104	—	—	—	104	—	104
Balance at June 30, 2026		166,872	(9,312)	132,591	15,144	(11,355)	293,940	29,663	323,603
	Note	19

The accompanying notes on pages 7 to 38 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025

Cash inflow from operations	25	38,494	34,111	61,987	52,668
Interest received		1,208	11	2,171	17
Finance costs paid	27	(445)	(623)	(1,269)	(1,166)
Tax paid	27	(10,822)	(5,415)	(15,080)	(10,246)
Net cash inflow from operating activities		28,435	28,084	47,809	41,273

Cash flows used in investing activities
Acquisition of property, plant and equipment	27	(9,291)	(10,511)	(15,064)	(17,761)
Acquisition of exploration and evaluation assets	13	(1,757)	(1,831)	(2,575)	(3,060)
Proceeds from sale of property, plant and equipment		—	17	22	17
Net proceeds from sale of non-current assets held for sale		—	21,966	—	21,966
Acquisition of put option instruments	9.1	(4,176)	—	(9,176)	(1,592)
Acquisition of capped call option instruments	9.1	—	—	(14,438)	—
Proceeds from (investment in) fixed-term deposits		—	(18,000)	5,000	(18,000)
Net cash used in investing activities		(15,224)	(8,359)	(36,231)	(18,430)

Cash flows from financing activities
Dividends paid	27	(10,838)	(7,606)	(11,660)	(8,993)
Payment of lease liabilities		(74)	(104)	(148)	(133)
Proceeds from loans and borrowings	21	—	1,259	—	1,259
Repayments of loans and borrowings	21	(421)	(472)	(870)	(472)
Repayment of bonds	22.1	—	—	(7,000)	—
Bond issue gross receipts	22.1	5,000	—	7,000	2,387
Bond issue transaction cost	22.1	(44)	—	(61)	—
Proceeds from convertible senior notes (net of transaction cost)		—	—	145,100	—
Net cash (used in) generated from financing activities		(6,377)	(6,923)	132,361	(5,952)

Net increase in cash and cash equivalents		6,834	12,802	143,939	16,891
Effect of exchange rate fluctuations on cash and cash equivalents		(220)	(19)	(10)	(12)
Net cash and cash equivalents at the beginning of the period		161,155	(4,572)	23,840	(8,668)
Net cash and cash equivalents at the end of the period	18	167,769	8,211	167,769	8,211

The accompanying notes on pages 7 to 38 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

1Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is 2nd Floor, 2 Mulcaster Street, St Helier, Jersey JE2 3NJ, Channel Islands.

These unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2026 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange and the Victoria Falls Stock Exchange (“VFEX”), with symbol “CMCL” on both exchanges. Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia voluntarily delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2Basis of preparation

2.1Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS Accounting Standards, as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2025.

2.2Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

●	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
●	equity-settled share-based payment arrangements measured at fair value on the grant date; and
●	derivative financial assets and derivative financial liabilities measured at fair value.

2.3Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 7 for foreign exchange effects related to the Zimbabwe Gold (“ZiG”).

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

3Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively. Key accounting assumptions, estimates and judgements applied in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2025.

3.1Convertible senior notes

3.1.1Significant judgement and estimates

Classification of the conversion feature

On January 20, 2026, the Company issued Convertible Senior Notes, (the “Notes”) under an indenture with U.S. Bank Trust Company, N.A. as Trustee. The Notes have an aggregate principal amount of US$150 million, mature on January 15, 2033, and bear interest at 5.875% per annum, payable semi-annually on 15 January and 15 July, beginning 15 July 2026.

The Notes are convertible at the option of holders in specified circumstances prior to October 15, 2032 and from October 15, 2032 until shortly before maturity regardless of those conditions. The initial conversion rate is 24.6837 common shares per US$1,000 principal amount of Notes, subject to adjustment. Management applied significant judgement in determining the classification of the conversion feature within the Notes and concluded that the conversion feature embedded within the Notes does not satisfy the IAS 32 Financial Instruments: Presentation (“IAS 32”) equity classification requirements. The conversion feature does not meet the IAS 32 criteria for equity classification because the contractual settlement terms do not satisfy the “fixed-for-fixed” requirement for equity instruments. Accordingly, the conversion feature is recognised separately as a derivative financial liability and is initially measured at fair value.

In reaching this conclusion, management considered the contractual settlement alternatives, including physical settlement, cash settlement and combination settlement provision, the issuer’s settlement discretion, the initial conversion rate, conversion rate adjustment provisions and mechanisms, and other contractual features and whether the conversion feature meets the IAS 32 requirements for equity classification. This judgement has a material effect on whether the conversion feature is presented in equity or measured as a derivative financial liability at fair value through profit or loss. Consequently, the conversion feature has been classified as a derivative financial liability and is measured at fair value through profit or loss at each reporting date.

Current versus non-current classification

Management applies judgement in determining whether the Notes are current or non-current at each reporting date. The Notes mature on January 15, 2033, but holder conversion rights, redemption rights, fundamental change repurchase rights and events of default may affect classification.

Capitalisation of borrowing cost

Management applies judgement in determining whether any portion of effective interest expense qualifies for capitalisation under IAS 23 Borrowing Costs (“IAS 23”). This depends on whether the proceeds are directly attributable to qualifying mining assets, such as mine development, processing plant expansion, shaft development, power infrastructure or other long-term construction projects.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

3Use of accounting assumptions, estimates and judgements (continued)

3.1Convertible senior notes (continued)

3.1.2Key sources of estimation uncertainty

Fair Value Measurement of Derivative Liability

The measurement of the derivative liability requires estimation of fair value. The fair value of the derivative conversion feature is determined using an appropriate valuation model that reflects the contractual terms of the Notes. Significant inputs include the Company’s share price, expected share price volatility, risk-free interest rates, expected dividend yield, credit spread, expected term and assumptions regarding conversion and redemption behaviour. As these inputs include significant unobservable assumptions, the derivative liability is classified within Level 3 of the IFRS 13 Fair Value Measurement (“IFRS 13”) fair value hierarchy unless observable market inputs become available.

Valuation of comparable non-convertible debt

Measurement of the liability component requires estimation of fair value. Significant inputs include market yields for comparable non-convertible debt, the Company’s credit spread, risk-free interest rates, term to maturity, liquidity premium, expected life and assumptions regarding conversion, redemption or repurchase behaviour.

Changes in the assumptions above may materially affect the carrying amount of the liability or derivative and the amount recognised in profit or loss.

3.2Bilboes sulphide

IFRS 6 Exploration for and Evaluation of Mineral Resources (“IFRS 6”) requires that both technical feasibility and commercial viability be demonstrable before exploration and evaluation assets are reclassified to development assets. Following an assessment of the technical and commercial status of the Bilboes sulphide project, management concluded that, as at March 31, 2026, the criteria for transition from the exploration and evaluation phase to the development phase had been met. Accordingly, the Bilboes sulphide asset was transferred from exploration and evaluation assets to development assets effective March 31, 2026. Refer to notes 13 and 14.

4Material accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2025. In addition, the accounting policies have been applied consistently throughout the Group.

4.1Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance cost.

Refer to note 23.1.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.2Financial instruments

4.2.1Financial assets

The Group had the following financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise trade receivables. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method, less any impairment losses. A trade receivable without a significant financing component is initially measured at the transaction price.

Fair value through profit or loss

This category comprises the put options. These instruments are carried at fair value with changes in fair value recognised in profit or loss as fair value gains or losses on derivative financial instruments. Transaction costs are recognised in profit or loss immediately when incurred. The Group does not have any financial assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss. Estimations made and further information is referred to in note 9.

4.2.2Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. Estimations made and further information is in note 9. All changes in the fair value of derivative instruments are accounted for in profit or loss and all proceeds and acquisitions are classified under investing activities in the consolidated cash flow statement.

Financial liabilities at amortised cost

Non-derivative financial liabilities are recognised initially on the date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

Notes

The Group recognises the Notes when it becomes party to the contractual provisions of the instrument. The Notes comprise a contractual obligation to pay cash interest and principal together with a conversion feature that permits settlement in cash, ordinary shares of the Company, or a combination of cash and ordinary shares in accordance with the terms of the relevant indenture.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.2Financial instruments (continued)

4.2.2Financial liabilities (continued)

Notes (continued)

Where the conversion feature meets the definition of an equity instrument under IAS 32, the Notes are accounted for as a compound financial instrument. On initial recognition, the liability component is measured at the fair value of a similar financial liability that does not contain an equity conversion feature. The equity component is measured as the residual amount of the proceeds received after deducting the fair value of the liability component. Directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

The liability component is subsequently measured at amortised cost using the effective interest method. Interest expense recognised in profit or loss comprises the contractual coupon interest and the amortisation of the initial discount and allocated transaction costs. The equity component is not remeasured after initial recognition.

Where the conversion feature or other embedded features do not meet the criteria for equity classification, the relevant feature is recognised separately as a derivative financial liability measured at fair value through profit or loss, (“FVTPL”) at each reporting date. Fair value changes are recognised directly in the profit or loss as fair value gains or losses. Any directly attributable transaction costs are allocated to the liability and derivative components in proportion to their initial carrying amounts. Such allocated transaction costs for the derivative component are recognised in the profit or loss.

Upon conversion, redemption, repurchase, maturity or other extinguishment of the Notes, the carrying amounts of the host debt liability and derivative financial liability are derecognised. The consideration paid or issued is allocated between the extinguishment of the host debt liability and settlement of the derivative financial liability based on their respective fair values at the transaction date. Any resulting gain or loss on extinguishment or remeasurement is recognised in profit or loss.

As the Notes were issued to primarily fund the development of the Bilboes project, a qualifying asset under IAS 23, the borrowing costs are capitalised to the asset in accordance with IAS 23.

5Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

●	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
●	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
●	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
●	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

5Blanket Zimbabwe Indigenisation Transaction (continued)

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly - owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10 Consolidated Financial Statements (“IFRS 10”). It was concluded that CHZ should consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

●	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
●	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
●	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest.
●	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
●	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

5Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

			NCI subject	Balance of facilitation
		Effective	to	loan(3)
		interest & NCI	facilitation	June 30,	December 31,
USD	Shareholding	recognised	loan	2026	2025
NIEEF(4)	16%	16%	—%	—	520
Community Trust	10%	10%	—%	—	—
BETS(1), (2)	10%	—%	—%	—	—
	36%	26%	—%	—	520
(1)	The shares held by BETS are effectively treated as treasury shares.
(2)	Accounted for under IAS19 Employee Benefits.
(3)	Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.
(4)

The final payment to settle the advance dividend loan to the NIEEF was made on April 23, 2026. Future dividends to NIEEF are unencumbered from the date the loan was settled in full. Following the full settlement of the facilitation loan during the period, the effective non-controlling interest increased from 3.2% to 16%.

The balance on the facilitation loans is reconciled as follows:

	June 30, 2026	June 30, 2025
Balance at January 1	520	10,258
Interest incurred	—	295
Dividends used to repay loan	(520)	(3,398)
Balance at June 30	—	7,155

6Production costs

	June 30, 2026	June 30, 2025
Blanket Mine	51,071	44,782
Salaries and wages	18,032	17,294
Salaries and wages - BETS	3,160	200
Consumable materials	14,851	13,696
Electricity costs	10,425	8,324
Safety	800	630
Share-based payment expense (note 10)	111	733
On mine administration	2,781	2,569
Security	882	831
Solar operations and maintenance services	—	428
Pre-feasibility exploration costs	29	77

Bilboes	2,451	1,794
Salaries and wages	823	682
Consumable materials	531	468
Electricity costs	287	163
Share-based payment expense (note 10)	6	38
On mine administration	804	443

	53,522	46,576

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

7Net foreign exchange loss

During the six months ended June 30, 2026, the ZiG weakened against the US dollar, resulting in foreign exchange losses on ZiG-denominated balances, as set out in the table below.

The retention threshold on gold receipts effective February 6, 2025 was 70% in US Dollars and the balance in ZiG. The table below illustrates the effect the weakening of the ZiG and other foreign currencies had on the consolidated statement of profit or loss.

	June 30, 2026			June 30, 2025
	ZiG	Other	Total	ZiG	Other	Total
Unrealised foreign exchange losses	(447)	(184)	(631)	(86)	(474)	(560)
Taxation and VAT	(202)	—	(202)	(44)	—	(44)
Cash, receivables and intercompany loans	(245)	(184)	(429)	(42)	(474)	(516)

Realised foreign exchange (losses) gains	(1,202)	(40)	(1,242)	(1,684)	(34)	(1,718)
Bullion sales receivable	279	—	279	(246)	—	(246)
Cash and cash equivalents	(741)	(40)	(781)	(73)	(34)	(107)
Taxation, VAT and other receivables	(9)	—	(9)	(56)	—	(56)
Trade and other payables	(731)	—	(731)	(1,309)	—	(1,309)

Net foreign exchange loss	(1,649)	(224)	(1,873)	(1,770)	(508)	(2,278)

8Administrative expenses

	June 30, 2026	June 30, 2025
Investor relations	300	370
Audit fee	272	219
Advisory services fees	4,130	903
Listing fees	245	217
Directors fees – Group	440	403
Directors fees – Blanket	50	31
Employee costs	3,576	3,201
Employee costs – settlements - Group	78	1,111
Employee costs – bonuses - Group	(390)	1,133
Other office administration cost	895	399
Information and Communications Technology costs	367	77
Management liability insurance	22	375
Travel costs	638	522
	10,623	8,961

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

9Derivative financial instruments

The Company had the following open Asian put options and capped call options as at June 30, 2026. The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money” put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. Refer to note 9.1.2 for additional information on the capped call options.

These arrangements carry no further financial obligations, such as margin calls and none of the options have been designated for hedge accounting.

9.1Derivative financial assets

		June 30, 2026	December 31, 2025
Put options	9.1.1	12,216	8,227
Capped call options	9.1.2	4,352	—
		16,568	8,227

Current		2,286	954
Non-current		14,282	7,273
		16,568	8,227

9.1.1Put options

At June 30, 2026 the Company had the following put options outstanding to hedge gold price risk, reflecting the expiry of certain option positions during the period:

	Ounces hedged	Ounces hedged
Purchase date	June 30, 2026	December 31, 2025	Strike price	Period of hedge
November 12, 2025	54,000 oz	60,000 oz	$3,500	January 2026 - December 2028
November 21, 2025	36,000 oz	48,000 oz	$3,500	January 2026 - December 2027

A total premium of $8,838 was payable for the put options acquired on November 12, 2025, $3,838 was paid during December 2025, and the balance was paid during 2026. A loan of $5,000 was raised for the outstanding amount. The loan bears interest at 10% per month on the outstanding amount and are paid monthly. Interest was paid monthly from November 2025. The loan was paid in full during February 2026.

A total premium of $4,176 was payable for the put options acquired on November 21, 2025. The full amount was paid during May 2026.

9.1.2Capped call options

Separately, in connection with pricing of the Notes (refer to note 23), the Company entered into privately negotiated capped call transactions with option counterparties. These cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of common shares initially underlying the Notes. The capped calls are intended to mitigate potential economic dilution upon conversion and/or offset any cash payments the Company may be required to make in excess of principal, subject to a cap. Option counterparties or their affiliates may establish and modify hedges in our common shares and related derivatives, which may affect the market price of our common shares and the trading price of the Notes.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

9Derivative financial instruments (continued)

9.2Derivative financial liabilities

		June 30, 2026	December 31, 2025
Derivative liability component (Notes)	9.2.1	27,375	—
		27,375	—

Current		—	—
Non-current		27,375	—
		27,375	—

9.2.1Derivative liability component (Notes)

The Notes (refer to note 23) contain a contingent settlement feature (the Company may settle in cash, shares or combination at its election). The Notes are a compound financial instrument, and the host debt (amortised cost) must be separated from the embedded conversion option (derivative measured at fair value through profit or loss).

Under IAS 32, this feature is a financial liability (derivative) and must be separated from the host debt and is initially recognised as fair value and subsequently under IFRS 9 Financial Instruments. Fair‑value measurement of the derivative follows the IFRS 13 Fair Value Measurement requirements; disclosures follow IFRS 7 Financial Instruments: Disclosures and any Earnings Per Share implications are addressed under IAS 33 Earnings Per Share.

The carrying amount of the derivative liability comprises the following components:

January 1, 2026	—
Allocation of gross proceeds(1)(2)	48,968
Fair value movement	(21,593)
Balance June 30, 2026	27,375
(1)	Transaction cost of $2,381 associated with the derivative instrument was recognised in profit or loss.
(2)	The balance of the $150 million from the Notes proceeds was allocated to the host debt (note 23).

Current	—
Non-current	27,375
27,375

9.3Fair values and cash flow movements

Outlined below are the fair value and cash flow movements of the Group’s derivative financial instruments during the period:

Fair value movements - derivative financial instruments		June 30, 2026	June 30, 2025
Put options	9.1.1	3,989	(1,592)
Capped call options	9.1.2	(10,086)	—
Derivative liability component (Notes)	9.2.1	21,593	—
		15,496	(1,592)

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

9Derivative financial instruments (continued)

9.3Fair values and cash flow movements (continued)

Cash flows arising from investing activities		June 30, 2026	June 30, 2025
Acquisition of put options	9.1.1	(9,176)	(1,592)
Acquisition capped call options	9.1.2	(14,438)	—
		(23,614)	(1,592)

Cash flows arising from financing activities		June 30, 2026	June 30, 2025
Derivative liability component (Notes)	9.2.1	46,587	—
		46,587	—

The change in the fair value of these derivative financial instruments of $15,496 (June 30, 2025: ($1,592)) has been recognised in the statement of profit or loss and other comprehensive income during the period as a gain (2025: loss) on derivative financial instruments.

The fair value of the financial instruments is included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management has assessed that the fair values of cash and cash equivalents, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. The fair value of derivative financial instruments traded in an active market are classified as level 1 in the fair value hierarchy. The fair value of derivative financial instruments not traded in an active market are classified as level 2 in the fair value hierarchy. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Level 2 Asian put options

Asian put options are measured at fair value on a recurring basis and are classified as Level 2 within the fair value hierarchy in accordance with IFRS 13.

The fair value of the Asian put options is determined using a Black-Scholes option pricing model, which estimates the fair value of the options based on the contractual terms and prevailing market conditions at the measurement date.

The valuation model incorporates observable market-based inputs, including:

●	the spot price of the underlying commodity,
●	implied volatility derived from observable market data,
●	risk-free interest rates based on observable yield curves,
●	the contractual strike price, and
●	the remaining time to maturity of the options.

The Black-Scholes model applies a risk-neutral valuation framework and discounts expected payoffs to the measurement date using the relevant risk-free rate.

No significant unobservable inputs are used in the valuation. Accordingly, the Asian put options are classified as Level 2 fair value measurements.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

9Derivative financial instruments (continued)

9.3Fair values and cash flow movements (continued)

Level 3

Derivative liability component (Notes)

The derivative liability arising from the embedded conversion feature of the Notes is measured at fair value through profit or loss and is classified as a Level 3 financial liability within the fair value hierarchy. The fair value measurement is classified as Level 3 because it incorporates significant unobservable inputs that are not based on observable market data.

The fair value was determined using a specialist valuation model appropriate for convertible debt instruments, incorporating both observable market inputs and significant unobservable assumptions, including expected share price volatility, credit spread adjustments and other instrument-specific factors.

Capped Call Options

The capped call option assets, entered into in conjunction with the issuance of the Notes, are measured at fair value through profit or loss and are classified within Level 3 of the fair value hierarchy. The fair value measurement is classified as Level 3 because significant unobservable inputs are used in determining the valuation.

The fair value of the capped call options was determined using an option pricing model that reflects the contractual terms of the instruments and incorporates both observable market inputs and significant unobservable assumptions. Key inputs include the Company’s share price, expected share price volatility, risk-free interest rates, expected term and dividend assumptions.

Valuation Technique and Significant Unobservable Inputs

The valuation of the derivative liability was performed using a Monte Carlo simulation valuation model. Significant unobservable inputs included expected share price volatility and the Group’s credit spread.

The capped call options were valued using a Black-Scholes-Merton call spread model. The valuation treats each capped call option as a combination of a purchased call option at the contractual strike price and a written call option at the contractual cap price. The fair value is determined as the difference between the respective Black-Scholes values of the two options. Significant unobservable inputs included expected share price volatility and assumptions relating to future share price performance over the remaining contractual term of the options.

Management engaged an independent valuation specialist to determine the fair value of both the derivative liability and the capped call option as at June 30, 2026. The valuation methodology and key assumptions were reviewed by management and are considered to be appropriate and consistent with the assumptions that would be used by market participants at the reporting date.

Reconciliation of Level 3 Fair Value Measurements

	Derivative	Capped Call
	Liability	Option
	US$	US$
Balance at January 1, 2026	—	—
Initial recognition on issuance of the Notes	(48,968)	—
Initial recognition on purchase of the capped call options	—	14,438
Fair value gain (loss) recognised in profit or loss	21,593	(10,086)
Balance at June 30, 2026	(27,375)	4,352

The fair value movement recognised during the period is included within fair value gain/(loss) on derivative financial instruments in the profit or loss.

There were no transfers between Level 1, Level 2 and Level 3 of the fair value hierarchy during the six months ended June 30, 2026.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

10Share-based payments

10.1Cash-settled share-based payments

10.1.1Performance Units

Certain management and employees within the Group are granted Performance Units (“PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

PUs have a performance condition, determined on their grant date, based on metrics, including, depending on the year of grant, gold production from Blanket Mine, controllable all in sustaining cost per ounce of gold reduction, resource development and growth at Blanket Mine, blue sky exploration, establishment of a mineral resource at Motapa, financing and construction of the Bilboes sulphide project, commissioning of Bilboes, Bilboes project completed on budget and Blanket on-mine cost reduction and they have a performance period of one to three years or three years (other than for Equity-settled performance units (“EPUs”) (see below) for which the period is only three years). The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

PUs have rights to dividends only after they have vested.

PUs (other than EPUs, see below) allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the PUs (other than EPUs, see below) at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 69% - 90% probability that the performance conditions will be met and therefore a 69% - 90% (December 31, 2025: 26%-83%) average performance multiplier was used in calculating the estimated liability.

The liability as at June 30, 2026 amounted to $1,502 (December 31, 2025: $2,410). Included in the liability as at June 30, 2026 is an amount of $61 (2025: $760) that was expensed and classified as production costs; refer to note 6.

The cash-settled share-based expense for PUs for the period amounted to $108 (2025: $443). During the period PUs to the value of $192 were settled in share capital (net of employee tax) (2025: $60) with the employee tax portion recognised in profit or loss.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	June 30, 2026	December 31, 2025
	PUs	PUs
Risk free rate	4.44%	4.18%
Fair value (USD)	19.10	26.17
Share price (USD)	19.10	26.17
Performance multiplier percentage	69%-90%	26% - 83%
Volatility	1.86	1.85
January exercise price – 2022 awards (USD)	—	9.18
April exercise price – 2023 awards (USD)	22.59	12.49
April exercise price – 2024 awards (USD)	22.59	12.49

Share units granted:	PUs	PUs
2022	—	22,574
2023	28,062	61,073
2024	100,842	163,142
2025	148,169	159,346
2026	105,464	—
Settlements/ terminations	(92,800)	(129,062)
Total awards outstanding	289,737	277,073

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

10Share-based payments (continued)

10.2Equity-settled share-based payments

10.2.1EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition, determined on their grant date, including, depending on the year of grant, gold production from Blanket Mine, controllable all in sustaining cost per ounce of gold reduction, resource development and growth at Blanket Mine, blue sky exploration, establishment of a mineral resource at Motapa, financing and construction of the Bilboes sulphide project, commissioning of Bilboes, Bilboes project completed on/ in line with budget and Blanket on-mine cost reduction and they have a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the grant date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 69.5% - 100% probability that the performance conditions will be met and therefore a 69.5% - 100% (December 31, 2025: 26% - 83%) performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at June 30, 2026 amounted to $396 (2025: $71). An amount of $56 (2025: $11) was expensed and classified as production costs; refer to note 6. During the period EPUs to the value of $351 (2025: $766) were settled in share capital (net of employee tax).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment on:

					Bilboes Management
Grant date	April 8, 2024	April 1, 2025	April 1, 2026	June 29, 2026	April 1, 2026	May 11, 2026	June 1, 2026
Number of units – remaining at reporting date	121,995	107,615	77,329	4,544	77,329	17,462	5,225
Share price (USD) - grant date	10.91	12.49	22.59	19.43	22.59	23.92	23.76
Fair value (USD) - grant date	9.53	10.06	21.92	18.10	21.92	22.81	20.98
Performance multiplier percentage at grant date	100%	100%	100%	100%	100%	100%	100%
Performance multiplier percentage at June 30, 2026	83%	70%	90%	90%	100%	100%	100%

10.2.2Equity Restricted Share Units

Restricted Share Units (“RSUs”) which are classified as equity-settled (i.e. there is no option to vest in cash) (“ERSUs”) vest on the date as specified in the ERSUs agreement, given that the service conditions of the relevant employees have been fulfilled. The value of the vested ERSUs is the number of ERSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

ERSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional ERSUs at the then applicable share price.

The fair value of the ERSUs at the grant date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period(s) multiplied by the performance multiplier expectation.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

10Share-based payments (continued)

10.2Equity-settled share-based payments (continued)

10.2.2Equity Restricted Share Units (continued)

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue:

Grant date	April 1, 2026
Vesting dates(1)	third on each of the first business day in April 2026, 2027 and 2028
Number of units - remaining at reporting date	4,176
Share price (USD) - grant date	12.49
Fair value (USD) - grant date	12.49
Performance multiplier percentage at grant date	100%
(1)	The ERSUs will vest in three tranches on April 1, 2026, 2027 and 2028.

The equity-settled share-based expense for ERSUs as at June 30, 2026 amounted to $16 (2025: $11).

11Other expenses

	June 30, 2026	June 30, 2025
Intermediated Money Transaction Tax(1)	1,164	1,109
Corporate and social responsibility	854	823
Retirement benefits	7	—
Other	151	14
	2,176	1,946
(1)	Intermediated Money Transfer Tax (“IMTT”) is a transaction-based tax charged on electronic money transfer and transactions in Zimbabwe.

12Finance income and finance cost

	June 30, 2026	June 30, 2025
Finance income - Bank interest earned	2,171	127
Finance income - Capitalised to property, plant and equipment (note 14)	(941)	—
	1,230	127
Unwinding of rehabilitation provision - Blanket (note 20)	(263)	(255)
Finance cost - Leases	(28)	(41)
Finance cost - Bank overdrafts	(341)	(450)
Finance cost - Bonds payable (note 22)	(571)	(570)
Finance cost - Loans and borrowings (note 21)	(290)	(186)
Finance cost - Loans and borrowings (Auramet payable) (note 21)	(65)	—
Finance cost - Notes(1)	(6,207)	—
Finance cost - Capitalised to property, plant and equipment (note 14)	2,807	—
Total finance cost	(4,958)	(1,502)
(1)	Interest accretion on the Notes represents the interest expense recognised on the Notes (refer to note 23) together with accrued interest payable presented in Note 24.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

13Exploration and evaluation assets

	Bilboes
	Gold	Motapa	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total
Balance at January 1, 2025	74,900	12,233	6,033	3,774	294	27	65	97,326
Decommissioning asset estimation adjustment	(301)	87	78	—	—	—	—	(136)
Exploration costs:
- Consumables and drilling	—	522	—	—	—	—	—	522
- Contractor	—	1,809	—	—	—	—	—	1,809
- Labour	—	653	—	—	—	15	—	668
- Power	—	—	1	—	—	—	—	1
- Other	—	295	24	—	—	—	—	319
Preliminary economic assessment and feasibility study	3,721	—	—	—	—	—	—	3,721
Impairment	—	—	—	—	(294)	(42)	(65)	(401)
Balance at December 31, 2025	78,320	15,599	6,136	3,774	—	—	—	103,829

Balance at January 1, 2026	78,320	15,599	6,136	3,774	—	—	—	103,829
Decommissioning asset estimation adjustment	73	20	13	—	—	—	—	106
Exploration costs:
- Consumables and drilling	—	339	—	—	—	—	—	339
- Contractor	—	942	—	—	—	—	—	942
- Labour	—	344	—	—	—	—	—	344
- Power	—	—	12	—	—	—	—	12
- Other	737	128	—	—	—	—	—	865
Transfer to property, plant and equipment	(79,130)	—	—	—	—	—	—	(79,130)
Balance at June 30, 2026	—	17,372	6,161	3,774	—	—	—	27,307

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

14Property, plant and equipment

			Mine
			development,						Bilboes Mine
			infrastructure						development,
	Land and	Right of use	and other (excl.	Assets under	Decommissioning	Plant &	Furniture	Motor	infrastructure
Cost	Buildings	asset	Bilboes)	construction	assets	Equipment	& Fittings	Vehicles	and other	Total
Balance at January 1, 2025	16,871	506	143,426	31,256	3,811	70,283	2,090	3,559	—	271,802
Additions(1)	4	—	—	24,358	(61)	3,254	1,180	2,299	—	31,034
Disposals	—	—	—	—	—	—	(11)	(41)	—	(52)
Reallocations between asset classes	2,369	—	31,506	(42,748)	—	8,873	—	—	—	—
Reallocation of right of use asset(2)	—	(519)	—	—	—	—	—	—	—	(519)
Foreign exchange movement	—	13	—	7	—	—	93	—	—	113
Balance at December 31, 2025	19,244	—	174,932	12,873	3,750	82,410	3,352	5,817	—	302,378

Balance at January 1, 2026	19,244	—	174,932	12,873	3,750	82,410	3,352	5,817	—	302,378
Additions(1)(3)	—	—	7,674	4,635	126	44	319	89	4,706	17,593
Disposals	—	—	—	—	—	—	—	(141)	—	(141)
Reallocations between asset classes	396	—	2,299	(9,877)	—	7,182	—	—	—	—
Transfer from exploration and evaluation assets	—	—	—	—	—	—	—	—	79,130	79,130
Foreign exchange movement	—	—	—	1	—	—	8	—	—	9
Balance at June 30, 2026	19,640	—	184,905	7,632	3,876	89,636	3,679	5,765	83,836	398,969
(1)	Additions include change in estimates on decommissioning assets (refer to note 20).
(2)	Right of use assets has been included as a separate line on the Statement of Financial Position.
(3)	Additions include $1,866 net borrowing cost capitalised from the Notes (refer to note 23).

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

14Property, plant and equipment (continued)

			Mine
			development,						Bilboes Mine
Accumulated			infrastructure						development,
depreciation and	Land and	Right of use	and other (excl.	Assets under	Decommissioning	Plant &	Furniture	Motor	infrastructure
Impairment losses	Buildings	asset	Bilboes)	construction	assets	Equipment	& Fittings	Vehicles	and other	Total
Balance at January 1, 2025	10,457	218	24,995	—	863	41,241	1,451	3,121	—	82,346
Depreciation for the year	1,151	—	7,461	—	—	6,208	346	531	—	15,697
Accumulated depreciation derecognised assets	—	—	—	—	—	—	(6)	(30)	—	(36)
Accumulated depreciation of right of use assets	—	(217)	—	—	—	—	—	—	—	(217)
Foreign exchange movement	—	(1)	—	—	—	—	51	—	—	50
Balance at December 31, 2025	11,608	—	32,456	—	863	47,449	1,842	3,622	—	97,840

Balance at January 1, 2026	11,608	—	32,456	—	863	47,449	1,842	3,622	—	97,840
Depreciation for the period	506	—	3,753	—	31	3,126	223	378	—	8,017
Accumulated depreciation on disposals	—	—	—	—	—	—	—	(140)	—	(140)
Foreign exchange movement	—	—	—	—	—	—	9	—	—	9
Balance at June 30, 2026	12,114	—	36,209	—	894	50,575	2,074	3,860	—	105,726

Carrying amounts
At December 31, 2025	7,636	—	142,476	12,873	2,887	34,961	1,510	2,195	—	204,538
At June 30, 2026	7,526	—	148,696	7,632	2,982	39,061	1,605	1,905	83,836	293,243

14.1Capital commitments

The amount of contractual commitment for the acquisition of property, plant and equipment at June 30, 2026 amounted to $9,671 (December 31, 2025: $7,057).

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

15Inventories

	June 30, 2026	December 31, 2025
Consumable stores(1)	23,827	22,998
Gold in progress and Ore Stockpile(2)	4,093	3,830
	27,920	26,828
(1)

Included in consumables stores is an amount of ($3,168) (2025: ($3,168)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use. Increase in provision for obsolete stock amounted to $Nil for June 30, 2026 (December 31, 2025: $1,063).

(2)

Gold work in progress balance as at June 30, 2026 consists of 3,589 ounces (2025: 2,262 ounces) of gold. The ore stockpile relates to a surface stockpile of approximately 5,379 tonnes (2025: 26,735 tonnes) of crushed ore containing approximately 400 ounces (2025: 1,897 ounces) of recoverable gold. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage based on the expected processing method.

16Trade and other receivables

	June 30, 2026	December 31, 2025
Bullion sales receivable	1,727	7,718
VAT receivables	5,254	3,864
Deposits for stores, equipment and other receivables	758	289
	7,739	11,871

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there has been no historic credit losses on debtors. Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full.

The VAT receivable received will be applied against our other taxes payable.

17Prepayments

	June 30, 2026	December 31, 2025
Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	1,196	617
Blanket Mine third party suppliers - USD	4,700	3,432
Blanket Mine third party suppliers - ZiG	10,352	9,634
Blanket Mine third party suppliers - ZAR	17	306
Bilboes third party suppliers - USD	76	56
Other prepayments	392	492
	16,733	14,537

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

18Cash and cash equivalents

	June 30, 2026	December 31, 2025
Bank balances	171,784	35,738
Cash and cash equivalents	171,784	35,738
Overdrafts	(4,015)	(11,898)
Net cash and cash equivalents	167,769	23,840

Balance drawn at
	Date drawn	Expiry	Repayment term	Principal value	June 30, 2026 (million)
Overdraft facilities
Stanbic Bank Limited - ZiG	Nov-25	Nov-26	On demand	ZiG12.5 million	$	Nil
Stanbic Bank Limited - USD	Nov-25	Nov-26	On demand	$4 million		$0.6 million
CABS Bank - USD	Oct-24	Mar-27	On demand	$3 million	$	Nil
Nedbank - USD	Apr-25	Apr-27	On demand	$7 million		$3.4 million
First Capital Bank – USD	Jun-26	Jun-27	On demand	$10 million	$	Nil

19Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of
	fully paid shares	Amount
January 1, 2025	19,214,554	165,408
Shares issued:
Cash-settled share-based payments - employees (note 10.1.1)	4,795	60
Equity restricted share units - employees (note 10.2.2)	75,435	766
Options exercised	10,000	95
December 31, 2025	19,304,784	166,329
Shares issued:
Cash-settled share-based payments - employees (note 10.1.1)	8,516	192
Equity-settled share-based payments - employees (note 10.2.2)	21,779	351
June 30, 2026	19,335,079	166,872

Ordinary Shares (entitled Common Shares under the Company’s Memorandum of Association)

Ordinary shares rank pari passu in all respects. On a poll, each issued ordinary share of the Company carries one vote at general meetings of shareholders. Holders of ordinary shares are entitled to receive dividends as approved by the Board of Directors or declared by the shareholders, subject to applicable statutory requirements and any restrictions arising from financing arrangements. Dividends are not guaranteed and are declared at the discretion of the shareholders or as approved by the Board.

On liquidation, winding-up or dissolution of the Company, ordinary shareholders are entitled to a proportionate share of the residual assets of the Company after settlement of all liabilities.

The distribution of dividends and repayment of capital to ordinary shareholders is subject to local company law, solvency, and compliance with any applicable covenants under the Company’s financing arrangements.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

20Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalised in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalised cost are amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation. Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provisions	June 30, 2026	December 31, 2025
Blanket Mine
Balance January 1	5,474	5,280
Unwinding of discount (note 14)	263	255
Change in estimate (Blanket Mine) (note 14)	124	(61)
Balance	5,861	5,474

Motapa, Maligreen and Bilboes Gold
Balance January 1	4,248	4,384
Change in estimate (Motapa) (note 13)	20	87
Change in estimate (Maligreen) (note 13)	13	78
Change in estimate (Bilboes Gold) (note 13 & note 14)	96	(301)
Balance	4,377	4,248

Total balance	10,238	9,722

Current	—	—
Non-current	10,238	9,722
	10,238	9,722

The discount rate in calculating the present value of the Blanket Mine provision is 4.93% (2025: 4.79%) and is based on a risk-free rate and cash flows are estimated at an average 2.59% inflation (2025: 2.32%). The gross rehabilitation costs, before discounting, amounted to $7,699 (2025: $7,699) for Blanket Mine as at June 30, 2026.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at June 30, 2026, amounted to $3,300 (2025: $3,204) for Bilboes Holdings, $691 (2025: $671) for Motapa and $386 (2025: $373) for Maligreen.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

21Loans and borrowings

	June 30, 2026	December 31, 2025
Balance January 1	7,780	2,674
Cashflows
Repayment - capital	(870)	(1,473)
Repayment - finance cost	(355)	(529)
Acquisition of put option (Auramet)	(5,000)	—

Non-cashflows
Finance cost(1)	355	529
Additions - Nedbank	—	1,579
Additions - put options (Auramet)	—	5,000

Balance	1,910	7,780
(1)	Finance cost are accounted for using the effective interest rate method as disclosed in note 12.

Current	1,455	6,706
Non-current	455	1,074
	1,910	7,780

		Nominal interest
June 30, 2026	Currency	rate	Face Value	Carrying value
Unsecured term loan - CABS(3)	USD	8.25% + 12 months SOFR(2)	929	929
Motor vehicles term loan - Nedbank(4)	USD	12%	981	981
Auramet payable(5)	USD	10%	Nil	Nil

		Nominal interest
December 31, 2025	Currency	rate	Face Value	Carrying value
Unsecured term loan - CABS	USD	8.25% + 12 months SOFR(2)	2,674	2,674
(2)	Secured Overnight Funding Rates (“SOFR”)
(3)

Interest and capital is paid on a quarterly basis. With capital payments commencing at the end of month six. Monthly deposits of at least $2,625 and ZiG12,500 are to be received. The borrowing has a corporate guarantee for $3,750 by CHZ.

(4)

The loans are repayable over a 36-month period and are secured by a cession of revenue proceeds amounting to the greater of 35% of revenue or US$3,500 per month, payable to the bank. The loans are further secured by a cession of the related vehicle insurance policies, with Nedbank designated as the first loss payee.

(5)	Interest was paid on a monthly basis. The capital amount was paid in full in February 2026.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

22Loan note instruments

Loan note instruments - finance costs		June 30, 2026	June 30, 2025
Solar loan notes	22.1	571	570
		571	570

Loan note instruments - financial liabilities		June 30, 2026	December 31, 2025
Solar loan notes	22.1	11,706	11,741
		11,706	11,741

Current		1,973	7,760
Non-current		9,733	3,981
		11,706	11,741

22.1Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry an interest rate of 9.5% or 11.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $11.5 million of bonds were in issue at June 30, 2026 (December 31, 2025: $11.5 million). All bonds were issued to Zimbabwean registered commercial entities. The bonds were transferred to Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a subsidiary of the Company, except for the bonds issued from April 2024 onwards which were directly issued by CHZ.

A summary of the bonds is as follows:

	June 30, 2026	December 31, 2025
Balance January 1	11,741	9,168
Amounts received	7,000	2,500
Transaction costs	(61)	(113)
Finance cost accrued	571	1,160
Repayment - finance cost	(545)	(974)
Repayment - capital	(7,000)	—
Balance	11,706	11,741

Current	1,973	7,760
Non-current	9,733	3,981
	11,706	11,741

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

23Convertible senior notes

On January 20, 2026, the Company issued Notes under an indenture with U.S. Bank Trust Company, N.A. as Trustee. The Notes have an aggregate principal amount of $150 million, mature on January 15, 2033, and bear interest at 5.875% per annum, payable semi-annually on January 15 and July 15, beginning July 15, 2026.

The Notes are convertible at the option of holders in specified circumstances prior to October 15, 2032 and from October 15, 2032 until shortly before maturity regardless of those conditions. The initial conversion rate is 24.6837 common shares per $1,000 principal amount of Notes, subject to adjustment.

The Company may settle conversion obligations in cash, common shares, or a combination of cash and common shares. The default settlement method is initially combination settlement with a specified dollar amount of US$1,000 per US$1,000 principal amount of Notes.

January 1, 2026	—
Allocation of gross proceeds received	101,032
Transaction costs allocated(1)(2)	(4,913)
Initial recognition	96,119
Interest accretion(3)(4)	2,177
Balance June 30, 2026	98,296

Current	—
Non-current	98,296
98,296
(1)	Transaction costs of $2.4m were allocated to the derivative liability and expensed in the profit or loss statement therefore does not impact the carrying amount above.
(2)	The balance of the $150 million from the Notes proceeds was allocated to the host debt.
(3)	Effective April 1, 2026, interest expense on the Notes proceeds attributable to the development of Bilboes was capitalised to the Mine Development Asset.
(4)	$4,030 interest accretion is included in trade and other payables (note 24).

23.1Borrowing cost

23.1.1Nature of borrowing cost

On January 20, 2026, Caledonia completed the issuance of $150 million 5.875% Notes due 2033. The Notes were issued primarily to provide financing flexibility for the development of the Bilboes Gold Project, together with general corporate and working capital requirements. The Notes constitute senior unsecured obligations of Caledonia and bear interest at a contractual coupon rate of 5.875% per annum.

During the period, the Group reassessed the status of the Bilboes Gold Project and, effective March 31, 2026, reclassified the project from an Exploration and Evaluation Asset to a Mine Development Asset. Management concluded that this date represented the commencement of development activities necessary to prepare the asset for its intended use and therefore constituted the commencement date for capitalisation of borrowing costs under IAS 23.

The Bilboes mine development asset is considered a qualifying asset because it is expected to require a substantial period of time before it is ready for its intended use as a producing mining operation. Borrowing costs directly attributable to the construction and development of the project are therefore capitalised as part of the cost of the asset in accordance with IAS 23.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

23Convertible senior notes (continued)

23.1Borrowing cost (continued)

23.1.2Capitalised borrowing cost

Since the criteria for commencing capitalisation was met on March 31, 2026, the Group incurred the following eligible borrowing costs in relation to the Notes:

June 30, 2026
Effective interest expense	3,508
Corporate allocation adjustment @20%	(702)
Total capitalisable borrowing costs	2,807

Interest income from temporary investment of Notes proceeds	(1,176)
Corporate allocation adjustment @20%	235
Net interest income adjustment	(941)

Total eligible capitalisable borrowing costs	1,866

In accordance with IAS 23, investment income earned from temporary investment of the specific borrowings has been deducted in determining the borrowing costs eligible for capitalisation.

Management determined that the Notes were issued primarily to finance the Bilboes development project; however, a portion of the proceeds is expected to be utilised for general corporate and working capital purposes. Consequently, only the proportion of borrowing costs considered directly attributable to the development of the Bilboes Gold Project has been capitalised.

The borrowing costs capitalised during the period form part of the carrying amount of the Bilboes Mine Development Asset and will be depreciated or depleted over the useful economic life of the operation once commercial production commences.

Capitalisation Rate

The Group applied the effective borrowing rate associated with the Notes in determining borrowing costs eligible for capitalisation.

June 30, 2026
Borrowing costs capitalised	1,866
Capitalisation rate applied	7.0595%

The effective borrowing rate includes the impact of coupon interest together with the amortisation of debt issuance costs recognised under the effective interest method in accordance with IFRS 9.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

24Trade and other payables

	June 30, 2026	December 31, 2025
Trade payables	7,368	7,208
Electricity accrual	2,150	4,091
Audit fee	722	597
Dividends due	415	2,487
Interest payable on Notes	4,030	—
Standard bank option premium payable	—	4,176
Other payables	2,751	784
Financial liabilities	17,436	19,343

Production and management bonus accrual - Blanket Mine	1,103	1,306
Other employee benefits - other	2,677	2,914
Leave pay	3,419	3,045
Bonus accrual	942	2,664
Tailings storage facility - accrual	—	130
Other accruals	2,072	2,851
Non-financial liabilities	10,213	12,910
Total	27,649	32,253

25Cash flow information

	June 30, 2026	June 30, 2025
Operating profit	71,685	54,111
Adjustments for:
Unrealised foreign exchange losses (note 7)	631	560
Cash-settled share-based payments expense (note 10.1)	108	443
Share-based payments expense included in production costs (note 10)	117	771
Cash portion of share-based payments vested	(1,049)	(856)
Equity-settled share-based payments expense (note 10.2)	412	82
Depreciation	8,164	7,901
Fair value (gain) loss on derivative instruments (note 9)	(15,496)	1,592
Profit on disposal of property, plant and equipment	(21)	(2)
Profit on sale of non-current asset held for sale	—	(8,540)
Cash generated from operations before working capital changes	64,551	56,062
Increase in Inventories	(1,132)	(5,712)
Increase in prepayments	(2,829)	(3,870)
Decrease in trade and other receivables	4,198	3,765
(Decrease) increase in trade and other payables	(2,801)	2,423
Cash generated from operations	61,987	52,668

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

26Operating segments

The Group’s operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket, Bilboes oxide mine, exploration and evaluation assets (“E&E projects”) and South Africa describe the Group’s reportable segments. The Blanket operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS solar”). From March 31, 2026 the Bilboes mine segment comprises the oxide and sulphide mining activities. The E&E projects segment includes the exploration and evaluation activities of Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) are responsible for corporate administrative functions within the Group and contribute to the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with corporate and other reconciling amounts that do not represent a separate segment. Also included under corporate and other reconciling amount is Caledonia Mining FZCO. Information regarding the results of each reportable segment is included below.

Performance is measured based on profit before income tax, as included in the internal management report that is reviewed by the Group’s CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

26Operating segments (continued)

Information about reportable segments

						Corporate
					Inter-group	and other
		South		E&E	eliminations	reconciling
For the 6 months ended June 30, 2026	Blanket	Africa	Bilboes	projects	adjustments	amounts	Total
Revenue	138,921	—	3,426	—	—	—	142,347
Inter-segmental revenue	—	4,638	—	—	(4,638)	—	—
Royalty	(9,292)	—	(233)	—	—	—	(9,525)
Production costs
Salaries and wages	(18,032)	—	(823)	—	—	—	(18,855)
Salaries and wages - BETS	(3,160)	—	—	—	—	—	(3,160)
Consumable materials	(14,905)	(4,403)	(531)	—	4,457	—	(15,382)
Electricity costs	(10,425)	—	(287)	—	—	—	(10,712)
Safety	(800)	—	—	—	—	—	(800)
Share-based payment expense	(111)	—	(6)	—	—	—	(117)
On mine administration	(2,765)	—	(804)	—	—	(16)	(3,585)
Security	(882)	—	—	—	—	—	(882)
Pre-feasibility exploration costs	(29)	—	—	—	—	—	(29)
Depreciation	(8,523)	—	(13)	—	519	—	(8,017)
Other income	98	—	—	—	(28)	28	98
Other expenses(1)	(1,934)	(90)	(85)	—	—	(67)	(2,176)
Administrative expenses
Investor relations	(97)	—	—	—	—	(203)	(300)
Audit fee	(167)	(17)	8	(6)	—	(90)	(272)
Advisory services fees	(64)	(129)	(608)	1	16	(3,346)	(4,130)
Services	—	748	—	—	2	(750)	—
Listing fees	—	—	—	—	—	(245)	(245)
Directors fees – Group	—	—	—	—	—	(440)	(440)
Directors fees – Blanket	(50)	—	—	—	—	—	(50)
Employee costs	(686)	(1,357)	—	—	—	(1,533)	(3,576)
Employee costs – settlements - Group	—	(78)	—	—	—	—	(78)
Employee costs – bonuses - Group	115	(214)	—	—	—	489	390
Other office administration cost	(773)	(63)	—	—	—	(59)	(895)
Information technology and communication cost	(126)	(187)	—	—	2	(56)	(367)
Management liability insurance	—	—	—	—	—	(22)	(22)
Travel costs	(109)	(33)	—	—	2	(498)	(638)
Management fee	(1,151)	1,151	—	—	—	—	—
Cash-settled share-based expense	—	—	—	—	61	(169)	(108)
Equity-settled share-based expense	—	—	—	—	56	(468)	(412)
Net foreign exchange (loss) gain	(1,572)	71	(77)	—	(82)	(213)	(1,873)
Fair value loss on derivative liabilities	—	—	—	—	—	15,496	15,496
Finance income	—	449	—	—	(3,658)	4,439	1,230
Finance cost	(517)	(12)	(645)	(289)	3,580	(7,075)	(4,958)
Profit (loss) before tax	62,964	474	(678)	(294)	289	5,202	67,957
Tax expense	(18,632)	(170)	(16)	—	94	(300)	(19,024)
Profit (loss) after tax	44,332	304	(694)	(294)	383	4,902	48,933
(1)	Other expenses include corporate and social responsibility of $854 as per note 11.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

26Operating segments (continued)

Information about reportable segments (continued)

						Corporate
					Inter-group	and other
		South		E&E	eliminations	reconciling
As at June 30, 2026	Blanket	Africa	Bilboes	projects	adjustments	amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	85,977	2,509	—	2,267	(42)	135,751	226,462
Non-current (excluding intercompany)	217,742	993	—	114,688	(5,117)	7,706	336,012
Additions on property, plant and equipment (note 18)	13,025	(45)	2,729	—	(172)	2,056	17,593
Additions on evaluation and exploration assets (note 17)	—	—	—	2,502	—	—	2,502
Reallocation Bilboes sulphide	—	—	79,130	(79,130)	—	—	—
Intercompany balances	67,741	27,522	5,314	—	(231,526)	130,949	—
Segment liabilities:
Current (excluding intercompany)	(29,047)	(1,801)	—	(2,260)	—	(6,389)	(39,497)
Non-current (excluding intercompany)	(68,284)	(121)	—	(3,991)	115	(127,093)	(199,374)
Intercompany balances	(10,975)	(42,323)	—	(97,028)	231,526	(81,200)	—

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

26Operating segments (continued)

Information about reportable segments (continued)

						Corporate
					Inter-group	and other
		South		E&E	eliminations	reconciling
For the 6 months ended June 30, 2025	Blanket	Africa	Bilboes	projects	adjustments	amounts	Total
Revenue	119,179	—	2,308	—	—	—	121,487
Inter-segmental revenue	—	10,639	—	—	(10,639)	—	—
Royalty	(6,140)	—	(138)	—	—	—	(6,278)
Production costs
Salaries and wages	(17,294)	—	(682)	—	—	—	(17,976)
Salaries and wages - BETS	(200)	—	—	—	—	—	(200)
Consumable materials	(12,914)	(9,889)	(468)	—	9,107	—	(14,164)
Electricity costs	(8,324)	—	(163)	—	—	—	(8,487)
Safety	(630)	—	—	—	—	—	(630)
Share-based payment expense	(1,493)	—	(38)	—	760	—	(771)
On mine administration	(1,693)	(54)	(443)	—	(809)	(13)	(3,012)
Security	(831)	—	—	—	—	—	(831)
Solar operations and maintenance services	(428)	—	—	—	—	—	(428)
Write down of inventory	—	—	—	—	—	—	—
Pre-feasibility exploration costs	(77)	—	—	—	—	—	(77)
Depreciation	(8,322)	(83)	(13)	—	562	(45)	(7,901)
Other income	141	—	—	—	—	—	141
Other expenses(1)	(1,883)	—	(50)	—	—	(13)	(1,946)
Administrative expenses
Investor relations	(116)	—	—	—	—	(254)	(370)
Audit fee	(49)	(16)	—	(5)	—	(149)	(219)
Advisory services fees	(131)	(48)	—	—	3	(727)	(903)
Services	—	700	—	—	(2)	(698)	—
Listing fees	—	—	—	—	—	(217)	(217)
Directors fees – Group	—	—	—	—	—	(403)	(403)
Directors fees – Blanket	(31)	—	—	—	—	—	(31)
Employee costs	(559)	(1,158)	—	—	—	(1,484)	(3,201)
Employee costs – settlements - Group	—	(1,111)	—	—	—	—	(1,111)
Employee costs – bonuses - Group	(150)	(482)	—	—	—	(501)	(1,133)
Other office administration cost	(133)	(99)	(40)	—	—	(127)	(399)
Information technology and communication cost	(8)	(72)	—	—	3	—	(77)
Management liability insurance	—	—	—	—	—	(375)	(375)
Travel costs	(87)	(127)	—	—	3	(311)	(522)
Management fee	(1,351)	1,351	—	—	—	—	—
Cash-settled share-based expense	—	—	—	—	—	(443)	(443)
Equity-settled share-based expense	—	—	—	—	—	(82)	(82)
Net foreign exchange (loss) gain	(1,732)	419	(38)	—	(63)	(864)	(2,278)
Fair value loss on derivative liabilities	—	—	—	—	—	(1,592)	(1,592)
Profit on the sale of non-current assets held for sale	—	(267)	—	—	1,635	7,172	8,540
Finance income	—	293	—	—	(1,193)	1,027	127
Finance cost	(1,506)	(14)	8	(119)	1,193	(1,064)	(1,502)
Profit (loss) before tax	53,238	(18)	243	(124)	560	(1,163)	52,736
Tax expense	(15,265)	(39)	9	—	51	(2,733)	(17,977)
Profit (loss) after tax	37,973	(57)	252	(124)	611	(3,896)	34,759
(1)	Other expenses include corporate and social responsibility of $823 as per note 11.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

26Operating segments (continued)

Information about reportable segments (continued)

						Corporate
					Inter-group	and other
		South		E&E	eliminations	reconciling
As at June 30, 2025	Blanket	Africa	Bilboes	projects	adjustments	amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	61,991	4,935	—	1,236	(24)	20,383	88,521
Non-current (excluding intercompany)	207,497	1,305	—	102,791	(5,921)	(5,026)	300,646
Additions on property, plant and equipment (note 18)	17,425	183	56	—	(839)	671	17,496
Additions on evaluation and exploration assets (note 17)	—	—	—	3,891	—	—	3,891
Intercompany balances	55,126	23,572	1,969	—	(226,904)	146,237	—
Segment liabilities:
Current (excluding intercompany)	(43,983)	(4,403)	—	(2,522)	—	(2,863)	(53,771)
Non-current (excluding intercompany)	(68,107)	(175)	—	(4,219)	(23)	(1,217)	(73,741)
Intercompany balances	(12,334)	(41,610)	—	(82,099)	226,904	(90,861)	—

Major customer

Revenues from Fidelity amounted to $49,753 (2025: $40,443) for the six months ended June 30, 2026 representing ounces 11,490 ounces (2025: 13,437 ounces).

The Group has made $Nil (2025: $38,908) of sales to AEG and $92,594 (2025: 42,136) to Stonex Financial Limited up to June 30, 2026, representing Nil ounces (2025: 12,762 ounces) and 20,104 ounces (2025: 13,676 ounces) respectively. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

27Supplemental disclosure of cash flow items

	June 30,	June 30,
Finance cost paid	2026	2025
Finance cost (note 12)	4,958	1,502
Non cash - Bonds interest (note 22)	(26)	(40)
Non cash - Unwinding of rehabilitation provision (note 20)	(263)	(255)
Non cash - Finance cost on leases (note 14)	—	(41)
Non cash - Finance cost on Notes (note 12)	(6,207)	—
Non cash - Finance cost capitalised to property, plant and equipment	2,807	—
	1,269	1,166

	June 30,	June 30,
Tax paid	2026	2025
Net income tax (payable) receivable at January 1	343	2,603
Current tax expense	18,451	16,991
Foreign currency movement	(148)	(332)
Net income tax payable (receivable) June 30,	(3,566)	(9,016)
	15,080	10,246

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2026

(in thousands of United States Dollars, unless indicated otherwise)

27Supplemental disclosure of cash flow items (continued)

	June 30,	June 30,
Acquisition of property, plant and equipment	2026	2025
Additions	17,593	17,496
Net property, plant and equipment included in prepayments	(504)	858
Net property, plant and equipment included in trade and other payables	172	806
Right of use asset recognition (note 14)	—	(1,014)
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 20)	(220)	(385)
Equity-settled share-based payment expense capitalised	(111)	—
Borrowing cost capitalised (note 14)	(1,866)	—
	15,064	17,761

	June 30,	June 30,
Dividends paid	2026	2025
Opening balance dividends due	2,487	2,522
Dividends declared	9,588	8,126
Closing balance dividends due	(415)	(1,655)
	11,660	8,993

28Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingencies liabilities to report.

29Subsequent events

There were no significant subsequent events between June 30, 2026 and the date of issue of these financial statements other than included in the preceding notes to the condensed consolidated interim financial statements.

30Going concern

The directors have at the time of approving these condensed consolidated interim financial statements, a reasonable expectation that Caledonia has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing these condensed consolidated interim financial statements.

Caledonia Mining Corporation Plc

For the period ended June 30, 2026

Additional information

DIRECTORS AND OFFICERS at August 10, 2026

BOARD OF DIRECTORS	OFFICERS
J. Ndlovu (2) (3) (5) (4)	M. Learmonth (4) (5) (6)
Non-executive Director	Chief Executive Officer
Johannesburg, South Africa	Jersey, Channel Islands

J. Kelly (2) (3) (5) (6)	R. Jerrard (5)
Non-executive Director	Chief Financial Officer
Connecticut, United States of America	Jersey, Channel Islands

M. Learmonth (4) (5) (6) (7)	A. Chester (6)
Chief Executive Officer	General Counsel
Jersey, Channel Islands	Jersey, Channel Islands

G. Wildschutt (1) (3) (5) (6)	V. Gapare (4) (5) (6)
Non-executive Director	Executive Director
Cape Town, South Africa	Harare, Zimbabwe

G. Wylie (1) (2) (3) (4) (5)	S. Yu
Non-executive Director	Company Secretary
Tas-Silema, Malta	Jersey, Channel Islands

V. Gapare (4) (5) (6)
Executive Director	BOARD COMMITTEES
Harare, Zimbabwe	(1) Audit and Risk Committee
(2) Compensation Committee
T. Gadzikwa (1) (2) (3) (5)	(3) Nomination and Corporate Governance
Non-executive Director	Committee
Johannesburg, South Africa	(4) Technical Committee
(5) Strategic Planning Committee
S. Buys (3) (4) (5) (6)	(6) ESG Committee
Non-executive Director
Surrey, United Kingdom

L. Goldwasser (1) (2) (3) (5)
Non-executive Director
Florida, United States of America

Caledonia Mining Corporation Plc

For the period ended June 30, 2026

Additional information

CORPORATE DIRECTORY as at August 10, 2026

CORPORATE OFFICES	BANKER	SOLICITORS	Bowman Gilfillan Inc (South Africa)
Jersey	Barclays	Mourant (Jersey)	11 Alice Lane
Head and Registered Office	Level 11	22 Grenville Street	Sandton
2nd Floor	1 Churchill Place	St Helier	Johannesburg
2 Mulcaster Street	Canary Wharf	Jersey JE4 8PX	2196
St Helier	London E14 5HP	Channel Islands	South Africa
Jersey, Channel Islands JE2 3NJ
	NOMINATED ADVISOR	Borden Ladner Gervais LLP (Canada)	Herbert Smith Freehills Kramer LLP
South Africa	Cavendish Securities PLC	Bay Adelaide Cantre, East Tower	Exchange House
Caledonia Mining South Africa Proprietary Limited	One Bartholomew Close	22 Adelaide Street West	Primrose Street
No. 1 Quadrum Office Park	London	Suite 3400	London
Constantia Boulevard	EC1A 7BL	Toronto, ON, Canada	EC2A 2EG
Floracliffe		M5H 4E3
South Africa	MEDIA AND INVESTOR RELATIONS		AUDITOR
	Capital Market Communication Limited (“Camarco”)	Dorsey & Whitney LLP (US)	BDO South Africa Incorporated
Zimbabwe	APCO Worldwide	Toronto-Dominion Centre	Wanderers Office Park
Caledonia Holdings Zimbabwe (Private) Limited	Floor 5, 40 Strand	66 Wellington St W	52 Corlett Drive
P.O. Box CY1277	London WC2N 5RW	Suite 3400	Illovo 2196
Causeway, Harare		Toronto, Ontario	South Africa
Zimbabwe	BROKER	M5K 1E6
	Liberum	Canada
Capitalisation (August 10, 2026)	Ropemaker Place, Level 12
Authorised: Unlimited	25 Ropemaker Street
	London	Gill, Godlonton and Gerrans (Zimbabwe)
Shares, Warrants and Options Issued:	EC2Y 9LY	Beverley Court
Shares: 19,335,079		100 Nelson Mandela Avenue
Options: Nil	REGISTRAR AND TRANSFER AGENT	Harare, Zimbabwe
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